FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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                                                                                       GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) GlaxoSmithKline plc ('GSK') was advised on 15 April 2016 that the following Directors and Persons Discharging Managerial Responsibilities ('PDMR') acquired GSK Ordinary Shares ('Shares') on 14 April 2016, at a price of 1500.59 pence per Share, as a result of the reinvestment of dividends paid on Shares held through GSK's ShareReward Plan:

Director/PDMR	Ordinary Shares
Sir Andrew Witty	92
Mr R G Connor	112
Mr S Dingemans	33
Mr N Hirons	8
Mr S A Hussain	20
Mr D S Redfern	129
Ms C Thomas	129
Mr P C Thomson	67
Dr P J T Vallance	75
Ms E Walmsley	22
Mrs V A Whyte	89

V A Whyte
Company Secretary

15 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 12, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc